EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH
BY
THOMASVILLE BANCSHARES, INC.
UP TO
55,000 SHARES OF ITS COMMON STOCK
AT
$20.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
EASTERN TIME, ON FRIDAY, OCTOBER 25, 2002, UNLESS THE OFFER IS EXTENDED.

     We are inviting our shareholders to tender up to 55,000 shares of our common stock for purchase by us at a price of $20.00 per share, in cash, without interest.

     The offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal (including the proration provisions described herein). This offer is not conditioned on any minimum number of shares being tendered. However, this offer is subject to certain other conditions. See “Section 6. Certain Conditions to the Offer.”

     Our shares are traded on the over-the-counter bulletin board under the symbol “THVB.” On August 27, 2002, the most recent trading date prior to the printing of this document, the last reported sale price of our shares was $19.00. See “Section 7. Price Range of Shares.” We urge you to obtain current market quotations for shares of our common stock.

     As used in this Offer to Purchase, the terms “Thomasville,” “we,” “us,” “our” and similar terms refer to Thomasville Bancshares, Inc., unless the context clearly indicates otherwise.

     Neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should consider our reasons for making this offer, and the current market price of our common stock. See “Section 10. Purpose of the Offer; Certain Effects of the Offer” and “Section 7. Price Range of Shares.”

September 6, 2002

IMPORTANT

     If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in “Section 1. Terms of the Offer; Expiration Date” and “Section 3. Procedures for Tendering Shares” carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your stock certificates and any other required items, to our transfer agent, SunTrust Bank, who is also the Depositary for this offer. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares and request that the nominee tender your shares for you.

     Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available, or cannot be delivered to the Depositary, or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary by the expiration of the offer, may tender the shares pursuant to the guaranteed delivery procedure set forth in “Section 3. Procedures for Tendering Shares.”

     You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from SunTrust Bank, at its address and telephone number printed on the back cover of this Offer to Purchase.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in this offer. You should rely only on the information contained in this document or other documents to which we refer you in this offer to purchase. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon it as having been authorized by us.

     This document is dated September 6, 2002. You should not assume that the information contained in this document is accurate as of any date other than this date. The mailing of this document to shareholders shall not imply information is accurate as of any other date.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This Offer to Purchase contains forward-looking statements with respect to the offer and our financial condition, results of operations, objectives, future performance and business, which we believe are covered by the Private Securities Litigation Reform Act of 1995. In addition, oral statements made from time to time by our representatives may also be covered by this Act. Statements in this Offer to Purchase and the oral statements referred to above that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

     When used in this Offer to Purchase, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “plans,” and similar expressions as they relate to us or our management are intended to identify these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Offer to Purchase. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws or as set forth in the Tender Offer Statement on Schedule TO that contains this Offer to Purchase.

     In making any of these statements, our expectations are believed to be based on reasonable assumptions. However, there are numerous risks, uncertainties and important factors, most of which are difficult to predict and are generally beyond our control, that could cause actual results to differ materially from those in forward-looking statements. These include:

•	those discussed or identified from time to time in our public filings with the SEC; and

•	specific risks or uncertainties associated with our expectations with respect to:

	-	the market price of our common stock;

	-	the timing, completion or tax status of the offer; and

	-	strategic decisions of management.

     Further discussion of many of these factors is presented in the summary term sheet, the introduction, “Section 10. Purpose of the Offer; Certain Effects of the Offer,” “Section 11. Certain Information Concerning Thomasville Bancshares” and “Section 14. Future Plans of Thomasville Bancshares.” Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot assure that any of the events anticipated by forward-looking statements will occur, or if they do, what impact they will have on our results of operations and our financial condition.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
INTRODUCTION	5
THE OFFER	7
1. TERMS OF THE OFFER; EXPIRATION DATE	7
2. TENDERS BY OWNERS OF FEWER THAN 100 SHARES	8
3. PROCEDURES FOR TENDERING SHARES	8
4. WITHDRAWAL RIGHTS	11
5. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES	12
6. CERTAIN CONDITIONS TO THE OFFER	13
7. PRICE RANGE OF SHARES	15
8. SOURCE AND AMOUNT OF FUNDS	15
9. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES	16
10. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER	19
11. CERTAIN INFORMATION CONCERNING THOMASVILLE BANCSHARES	20
12. INTERESTS OF DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS	21
13. TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR COMMON STOCK	22
14. FUTURE PLANS OF THOMASVILLE BANCSHARES	22
15. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS	23
16. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS	24
17. FEES AND EXPENSES	25
18. MISCELLANEOUS	25

SUMMARY TERM SHEET

     We are offering to purchase up to 55,000 shares of our outstanding common stock at a price of $20.00 per share in cash. The following are some of the questions that you, as a shareholder of Thomasville Bancshares, may have and answers to those questions. This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase and the Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

Q.	What securities is Thomasville Bancshares offering to purchase? Will tendered shares be prorated? (page 7)

	A.	We are offering to purchase 55,000 shares of our common stock, or any lesser number of shares that shareholders properly tender in the offer. If more than 55,000 shares are tendered, we will purchase all shares held by tendering shareholders who own less than 100 shares of our common stock, and we will purchase all other tendered shares on a pro rata basis.

Q.	How much will Thomasville Bancshares pay me for my shares and what is the form of payment? (page 5)

	A.	Shareholders whose shares are purchased in the offer will be paid the offer price of $20.00 per share, in cash, without interest, as soon as practicable after the expiration of the offer. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

If you are the record holder of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses to the Depositary. If you hold your shares through a custodian, and your custodian tenders your shares on your behalf, your custodian may charge you a fee for doing so. You should consult your custodian to determine whether any charges will apply.

Q.	When does the offer expire? Can Thomasville Bancshares extend the offer and, if so, how will I be notified? (pages 7 and 23)

	A.	The offer expires on Friday, October 25, 2002 at 5:00 p.m., Eastern Time, unless we decide to extend the offer. We may extend the offer at any time. We cannot assure you, however, that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the offer period.

Q.	What is the purpose of the offer? (page 18)

	A.	On July 1, 2002, we acquired Joseph Parker and Company, Inc. (“JPC”), an investment advisory firm located in Thomasville, Georgia. As part of the purchase price, we issued 55,000 shares of our common stock to the former shareholders of JPC. The primary purpose of this offer is to limit the amount of dilution to our shareholders resulting from our issuance of stock in the JPC acquisition. In addition, this offer allows our shareholders an opportunity to realize at least a portion of their investment in our shares by providing liquidity in an otherwise thinly traded public market for our common stock.

Q.	What are the most significant conditions to the offer? (page 13)

	A.	Our obligation to accept for payment, purchase or pay for any shares tendered depends on a number of conditions, including:

		—	No significant decrease in the price of our common stock or in the price of equity securities generally, or any adverse change in the U.S. equity or credit markets, shall have occurred during this offer.

		—	No legal action shall have been threatened, pending or otherwise taken that might adversely affect the offer.

		—	No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving Thomasville Bancshares.

		—	No material adverse change in our business, condition (financial or otherwise), assets, income, operations or prospects shall have occurred during this offer.

Our purchase is not conditioned upon any minimum number of shares being tendered and is not subject to any financing conditions. We plan to fund the offer through an existing line of credit we maintain with an unaffiliated bank.

Q.	How do I tender my shares? (page 8)

	A.	If you decide to tender your shares you must either: deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal to the Depositary before 5:00 p.m., Eastern Time, on October 25, 2002; or if your stock certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 5:00 p.m., Eastern Time, on October 25, 2002.

If you have any questions, you should contact the Depositary or your broker for assistance. The Depositary’s contact information is located at the end of this summary term sheet.

Q.	Until what time can I withdraw previously tendered shares? (page 11)

	A.	You may withdraw your tendered shares at any time before 5:00 p.m., Eastern Time, on October 25, 2002, and at any later time unless we have already accepted the shares for payment.

Q.	How do I withdraw previously tendered shares? (page 11)

	A.	To withdraw shares you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares.

Q.	What do Thomasville Bancshares and its board of directors think of the offer? (page 19)

	A.	Neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must decide whether to tender your shares and, if so, how many shares to tender.

Q.	What is a recent market price of my shares? (page 14)

	A.	On August 27, 2002, the most recent date prior to the printing of this document, the last reported sale price of the shares of our common stock on the over-the-counter bulletin board was $19.00. We urge you to obtain current market quotations for the shares.

Q.	How will I be taxed for U.S. federal income tax purposes? (page 15)

	A.	Our purchase of shares from you pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. Any such purchase will be treated, depending on your particular circumstances, either as a sale of the shares or as a distribution by us. If the purchase is treated as a sale of the shares, you will recognize capital gain or loss in an amount equal to the difference between your tax basis in the shares that you sold and the aggregate offer price for the shares you sold less, if the shares were held in a trade or business or for the production of income, any stock transfer taxes that you paid or that were withheld from the offer price. Stock transfer taxes imposed on you but paid by us (other than through withholding from the offer price) would also be treated as a reduction in the amount you realized on the sale, but that reduction would be offset by an equal increase in the amount realized because we paid the tax for you. This capital gain or loss will be long term capital gain or loss if you have held the shares for more than one year as of the date of our purchase pursuant to the offer. If the purchase is treated as a distribution by us, the sum of the aggregate offer price for your shares and any stock transfer taxes imposed on you and paid by us (other than through withholding from the offer price) will be taxed to you as ordinary income, but only to the extent of your pro rata share of any current or accumulated earnings and profits that we have. To the extent that payments made by us exceed our current or accumulated earnings and profits, you will receive your share of such excess tax-free to the extent of your tax basis in all of your shares, and any remainder will be treated as capital gain. Any stock transfer taxes that you paid or that were paid by us would be deductible for federal income tax purposes if you held the shares in a trade or business or for the production of income. See “Section 9. Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the offer. WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Q.	Who do I contact if I have questions about the offer?

	A.	For additional information or assistance, you may contact the Depositary:

SUNTRUST BANK
Stock Transfer Department
58 Edgewood Avenue
Room 225, Annex
Atlanta, Georgia 30303
Call Toll Free: 1-800-568-3476

To the Holders of Common Stock
of Thomasville Bancshares, Inc.:

INTRODUCTION

     We are inviting our shareholders to tender shares of our common stock for purchase by us. We are offering to purchase up to 55,000 of our outstanding shares at $20.00 per share in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

     The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other specified conditions. See “Section 6. Certain Conditions to the Offer.”

     Each shareholder must make his or her own decision whether to tender shares and, if so, how many shares to tender. Because our board of directors believes that the attractiveness of the offer for each individual shareholder will depend upon that holder’s own investment profile and objectives and other circumstances, neither we nor our board of directors makes any recommendation as to whether any shareholder should tender any or all of his or her shares pursuant to the offer.

     Our shares are traded on the over-the-counter bulletin board under the symbol “THVB.” On August 27, 2002, the most recent trading date prior to the printing of this document, the last reported sales price of the shares on the over-the-counter bulletin board was $19.00 per share. See “Section 7. Price Range of Shares.” We urge you to obtain current market quotations for the shares.

     As of July 31, 2002, there were 1,480,000 shares of our common stock issued and outstanding, and options outstanding to acquire 24,266 shares of our common stock, of which 17,937 were subject to currently exercisable options. The 55,000 shares that we are offering to purchase in the offer represent approximately 3.7% of the shares outstanding as of July 31, 2002 (excluding the shares subject to outstanding options).

     If before the expiration date (as described in “Section 1. Terms of the Offer; Expiration Date”) more than 55,000 shares are validly tendered and not properly withdrawn, we will, upon the terms and subject to the conditions of the offer, accept shares for purchase in the following order of priority:

•	first, all shares validly tendered and not withdrawn before the expiration date by an odd lot owner (i.e., a beneficial owner of less than 100 shares of common stock who continues to beneficially own less than 100 shares of common stock on the expiration date), if the odd lot owner (i) tenders all shares beneficially owned and (ii) completes the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

•	second, shares from all other shareholders who properly tender shares on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares.

     All shares not purchased pursuant to the offer, including shares not purchased because of proration, will be returned to the tendering shareholders at our expense.

     Tendering shareholders who have shares registered in their name and who tender directly to the Depositary are not obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by us. Shareholders who hold their shares through a custodian should consult their custodian to determine whether any charges will apply if the custodian tenders the shares on their behalf. We will pay all reasonable charges and expenses incurred by SunTrust Bank in its capacity as the Depositary for the offer. See “Section 17. Fees and Expenses.” Any tendering shareholder who fails to complete and sign the substitute Form W-9 that is included in the Letter of Transmittal may be subject to U.S. federal income tax backup withholding equal to 30% of the gross proceeds payable to such shareholder pursuant to the offer. See “Section 9. Certain U.S. Federal Income Tax Consequences.”

     We urge you to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender your shares.

THE OFFER

1. TERMS OF THE OFFER; EXPIRATION DATE.

     Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment, and will pay for, up to 55,000 shares validly tendered prior to the expiration date (as defined below) and not properly withdrawn as permitted by the terms described in “Section 4. Withdrawal Rights.” The term “expiration date” means 5:00 p.m., Eastern Time, on Friday, October 25, 2002, unless and until we, in our sole discretion, have extended the period during which the offer is open, in which event the term “expiration date” means the latest time and date at which the offer, as extended, expires.

     We reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. See “Section 16. Extension of the Offer; Termination; Amendments.” We cannot guarantee, however, that we will exercise our right to extend the offer. The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See “Section 6. Certain Conditions to the Offer.”

     All shares purchased pursuant to the offer will be purchased at the offer price of $20.00 per share, in cash. All shares not purchased pursuant to the offer, including shares not purchased because of proration, will be returned to the tendering shareholders at our expense as promptly as practicable (which, in the event of proration, is expected to be approximately ten business days) following the expiration date.

     Proration. If the number of shares validly tendered and not properly withdrawn before the expiration date is less than or equal to 55,000 shares, we will purchase, upon the terms and subject to the conditions of the offer, at the offer price, all shares so tendered and not properly withdrawn.

     If the number of shares validly tendered and not properly withdrawn before the expiration date is greater than 55,000 shares, we will accept for purchase, upon the terms and subject to the conditions of the offer, all shares validly tendered and not properly withdrawn before the expiration date, in the following order of priority:

•	first, all shares validly tendered and not withdrawn before the expiration date by an odd lot owner (i.e., a beneficial owner of less than 100 shares of common stock who continues to beneficially own less than 100 shares of common stock on the expiration date), if the odd lot owner (i) tenders all shares beneficially owned and (ii) completes the box captioned “Odd Lots” on the Letter of Transmittal; and

•	second, shares from all other shareholders who properly tender shares on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares.

     Consequently, all of the shares that a shareholder tenders in the offer may not be purchased.

     If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the expiration date. Proration for each shareholder tendering shares, other than odd lot owners, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than odd lot owners. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately five business days after the expiration date.

     Mailing. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on our shareholder list and will be furnished, for subsequent transmittal to beneficial owners of shares, to custodians whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     Upon the terms and subject to the conditions of the offer, we will accept for purchase, without proration, all shares validly tendered and not withdrawn on or before the expiration date by or on behalf of odd lot owners. Odd lot owners are shareholders who beneficially own a total of less than 100 shares. To avoid proration, however, an odd lot owner must validly tender all the shares that the odd lot owner beneficially owns; partial tenders will not qualify for this preference. This preference is also not available to owners of 100 or more shares, even if the owners have separate stock certificates representing fewer than 100 shares. Odd lot owners wishing to tender all shares beneficially owned by them must complete the box captioned “Odd Lots” in the Letter of Transmittal. See Section 3 below.

     We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any shareholder who tendered all shares beneficially owned and who, as a result of proration, would then beneficially own fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the offer by the number of shares we purchase through the exercise of the right.

3. PROCEDURES FOR TENDERING SHARES.

     Except as described below, in order for shares to be validly tendered pursuant to the offer, the Letter of Transmittal (or a facsimile of one), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses printed on the back cover of this Offer to Purchase and either:

•	the certificates evidencing tendered shares must be received by the Depositary at its address or these shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the expiration date; or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that The Depositary Trust Company (“DTC”) has received an express acknowledgment from the participant in DTC tendering the shares that are the subject of this Book-Entry Confirmation, that this participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce this agreement against this participant.

     Odd lot owners who tender all shares must complete the section entitled “Odd Lots” on the Letter of Transmittal in order to qualify for the preferential treatment available to odd lot owners as set forth in Section 2 above.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the shares at DTC for purposes of the offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of shares by causing DTC to transfer these shares into the Depositary’s account in accordance with DTC’s procedures for the transfer. However, although delivery of shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile of one), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents, must, in any case, be received by the Depositary at one of its addresses printed on the back cover of this Offer to Purchase prior to the expiration date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of Documents to DTC does not constitute delivery to the Depositary.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program (each, an “Eligible Institution”), except in cases where shares are tendered:

•	by a registered holder of shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of an Eligible Institution.

     If a certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile of one), or if payment is to be made, or a certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate, with the signature(s) on the certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these individuals should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender shares pursuant to the offer and the certificates evidencing his or her shares are not immediately available or he or she cannot deliver the certificates and all other required documents to the Depositary prior to the expiration date, or he or she cannot complete the procedure for delivery by book-entry transfer on a timely basis, his or her shares may nevertheless be tendered, provided that all the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received prior to the expiration date by the Depositary as provided below; and

•	the certificates (or a Book-Entry Confirmation) evidencing all tendered shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile of one), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three business days after the date of execution of the Notice of Guaranteed Delivery.

     A “business day” is any day on which Thomasville National Bank, our subsidiary national bank, is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form prescribed in the form of Notice of Guaranteed Delivery that we have made available.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the certificates evidencing these shares, or a Book-Entry Confirmation of the delivery of these shares, and the Letter of Transmittal (or a facsimile of one), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     The method of delivery of certificates and all other required documents, including delivery through DTC, is at your own option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, we recommend that you use registered mail with return receipt requested, or an overnight courier, in either case, properly insured. In all cases, you should allow for sufficient time to ensure timely delivery.

     Determination of Validity. We will determine, in our sole discretion, questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders that we determine are not in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the offer or any defect or irregularity in the tender of any particular shares or any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders, and our interpretation of the terms and conditions of the offer will be final and binding on all persons. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Thomasville Bancshares, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Other Requirements. By executing the Letter of Transmittal as described above, a tendering shareholder irrevocably appoints our designees as his or her proxies, each with full power of substitution, in the manner described in the Letter of Transmittal, to the full extent of his or her rights with respect to the shares tendered by him or her and accepted for payment by us (and with respect to any and all other shares or other securities issued or issuable in respect of such shares on or after the date of this Offer to Purchase). All these proxies will be considered coupled with an interest in the tendered shares. This appointment will be effective when, and only to the extent that, we accept the shares for payment. Upon acceptance for payment, all prior proxies given by the shareholder with respect to the shares will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by the shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the shares for which the appointment is effective, be empowered to exercise all voting and other rights of the shareholder as they in their sole discretion may deem proper at any annual or special meeting of our shareholders or any adjournment or postponement of the meeting, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for shares to be deemed validly tendered, immediately upon our payment for such shares, we must be able to exercise full voting rights with respect to these shares.

     Our acceptance for payment of shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the offer.

     To prevent backup federal income tax withholding with respect to payments made to certain shareholders of the offer price of shares purchased pursuant to the offer, these shareholders must provide the Depositary with his or her correct taxpayer identification number (“TIN”) and certify that he or she is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a shareholder, the Depositary is required to withhold 30% of any payments made to the shareholder. See Instruction 10 of the Letter of Transmittal. Non-U.S. holders must submit a completed Form W-8BEN to avoid backup withholding. See Instruction 12 of the Letter of Transmittal. These forms may be obtained from the Depositary.

4. WITHDRAWAL RIGHTS.

     Tenders of shares made pursuant to the offer are irrevocable, except that tendered shares may be withdrawn at any time prior to the expiration date and, unless we have accepted these tendered shares for payment pursuant to the offer, may also be withdrawn at any time after the expiration date. If we extend the offer, are delayed in our acceptance for payment of shares or are unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the Depositary may, nevertheless, on our behalf, retain tendered shares, and these tendered shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses printed on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from that of the person who tendered these shares. If certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of these certificates, the serial numbers shown on these certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless these shares to be withdrawn have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “Section 3. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares or must otherwise comply with DTC’s procedures.

     Withdrawals of tenders of shares may not be rescinded, and shares properly withdrawn will be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered by again following the procedures described in “Section 3. Procedures for Tendering Shares,” at any time prior to the expiration date.

     We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal whose determination will be final and binding. None of Thomasville Bancshares, the Depositary, or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, up to 55,000 shares validly tendered prior to the expiration date and not properly withdrawn, as soon as practicable after the expiration date. Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, shares in order to comply in whole or in part with any other applicable law.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of:

•	the certificates evidencing such shares or timely confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such shares into the Depositary’s account at DTC pursuant to the procedures set forth in “Section 3. Procedures for Tendering Shares;”

•	the Letter of Transmittal (or a facsimile of one), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in “Section 3. Procedures for Tendering Shares”) in lieu of the Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

     For purposes of the offer, we will be deemed to have accepted for payment, and thus purchased, shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary, as agent for the tendering shareholders, of our acceptance for payment of these shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for shares accepted for payment pursuant to the offer will be made by deposit of the offer price for these shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting these payments to tendering shareholders whose shares have been accepted for payment. Under no circumstances will interest on the offer price for shares be paid, regardless of any delay in making such payment.

     Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See “Section 1. Terms of the Offer; Expiration Date.” In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See “Section 6. Certain Conditions to the Offer.”

     We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the offer. If, however, payment of the purchase price is to be made to, or a portion of the shares delivered (whether in certificated form or by book-entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless this person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of these taxes, or exemption from these taxes is submitted. See Instruction 6 to the Letter of Transmittal.

     If any tendered shares are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if certificates are submitted evidencing more shares than are tendered,

certificates evidencing unpurchased shares will be returned, without expense to the tendering shareholder (or, in the case of shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “Section 3. Procedures for Tendering Shares,” these shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the offer.

6. CERTAIN CONDITIONS TO THE OFFER.

     Notwithstanding any other provision of the offer, and in addition to (and not in limitation of) our right to extend, amend or terminate the offer as set forth in “Section 16. Extension of the Offer; Termination; Amendments,” we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Securities Exchange Act, if, at any time on or after the date of this Offer to Purchase and before the expiration of the offer, any of the following events has occurred (or have been determined by us to have occurred) that, in our sole judgment in any case and regardless of the circumstances giving rise to the specified event, including any action or omission to act by us, makes it inadvisable to proceed with the offer or the acceptance for payment:

•	any suit, action or proceeding before any court, agency, authority or other tribunal by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign is threatened or pending:

	—	challenging our acquisition of any shares, seeking to restrain or prohibit our making or consummating by the offer or otherwise relating to the offer; or

	—	which otherwise is reasonably likely to have a material adverse effect on us;

•	any statute, rule, regulation, legislation, judgment, order or injunction is threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval is withheld with respect to, us or otherwise relates in any manner to the offer, in each case, by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the first bullet above;

•	any of the following events has occurred:

	—	any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange or market not related to market conditions);

	—	any suspension of, or material limitation on, the markets for U.S. currency exchange rates;

	—	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

	—	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, on, or other event that would reasonably be expected to materially adversely affect, the extension of credit by U.S. banks or other U.S. lending institutions;

	—	a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse effect on the financial markets in the United States;

	—	any significant decrease in the market price of our shares of common stock; or

	—	in the case of any of the foregoing existing on the date of this Offer to Purchase, a material acceleration or worsening thereof;

•	any tender or exchange offer with respect to the shares (other than this offer), or any merger, acquisition, business combination or other similar transaction with or involving us, has been proposed, announced or made by any person or entity;

•	any change has occurred or be threatened in, or any adverse development has arisen concerning, our business, condition (financial or otherwise), income, operations or prospects, in any case (individually or in the aggregate) which, in our reasonable judgment, is or may be materially adverse to us or affects the anticipated benefits to us of acquiring shares pursuant to the offer; or

•	(i) any person, entity or “group” (as that term is used in Section 13(d)(3) of the Securities Exchange Act) has acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares of our common stock (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the SEC prior to May 31, 2002); or (ii) any new group has been formed that beneficially owns more than 5% of the outstanding shares of our common stock.

     The foregoing conditions are for our sole benefit and we may assert or waive any of these conditions in whole or in part at any time and from time to time in our exclusive judgment. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any of these rights, the waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each of these rights will be deemed an ongoing right that may be asserted at any time and from time to time.

7. PRICE RANGE OF SHARES.

     Shares of our common stock began trading on the over-the-counter bulletin board, under the symbol “THVB,” in September 1998. Prior to that time, there was no established public market for our common stock. The market for our common stock must be characterized as a limited market due to its relatively low trading volume and lack of analyst coverage. The following table sets forth for the periods indicated the quarterly high and low sales prices per share as reported by the over-the-counter bulletin board.

	HIGH	LOW

2000
First Quarter	$23.00	$19.25
Second Quarter	19.00	18.88
Third Quarter	18.75	18.25
Fourth Quarter	18.00	11.03
2001
First Quarter	17.00	11.50
Second Quarter	17.00	12.00
Third Quarter	15.00	12.00
Fourth Quarter	14.25	12.75
2002
First Quarter	17.00	14.50
Second Quarter	22.00	15.00
Third Quarter (through August 27, 2002)	19.00	18.00

     On August 27, 2002, the most recent date prior to the printing of this document, the last reported sales price of the shares was $19.00. We urge you to obtain current market quotations for the shares.

8. SOURCE AND AMOUNT OF FUNDS.

     Assuming we purchase all 55,000 shares we are offering to purchase, at the offer price of $20.00 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the offer, will be approximately $1.12 million. We expect to fund the offer through a $4.0 million line of credit we have in place with Nexity Bank. As of the date of this Offer to Purchase, we had $2.0 million of available credit under the line. Interest on principal outstanding under the line accrues interest at a floating rate equal to the prime rate less 100 basis points, and is payable quarterly. The line also provides that no principal draws may be made after June 1, 2005 and that the principal outstanding at such date will be due and payable in ten equal installments beginning June 27, 2005. We have pledged all of the stock of our subsidiary, Thomasville National Bank, to secure repayment of the amounts due under the line of credit. We expect to repay the line of credit through the earnings of our subsidiary, Thomasville National Bank.

9. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material U.S. federal income tax consequences to U.S. holders (as defined below) of the sale of shares pursuant to the offer. This summary is based upon the Internal Revenue Code of 1986, as amended, applicable Department of Treasury regulations, rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described herein and could be made on a retroactive basis.

     This summary addresses only shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances. In addition, some shareholders, such as persons who acquired their shares through the exercise of options or warrants, insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or commodities, persons who hold shares as a position in a “straddle” or as part of a “hedge,” “conversion transaction” or other integrated investment, persons who received shares as compensation or persons whose functional currency is other than the U.S. dollar, may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a shareholder’s decision to tender shares pursuant to the offer. For purposes of this summary a “U.S. holder” is a holder of shares who, for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in the U.S. or under the law of the United States or any State thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     We urge you to consult your own tax advisor with respect to the U.S. federal, state and local consequences of participating in the offer, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

     Tax Consequences of the Offer – Distribution vs. Sale Treatment. Our purchase of shares from a U.S. holder pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. Any such purchase will be treated by the U.S. holder either as a sale of the shares or as a distribution by us. The purchase will be treated as a sale if the U.S. holder meets any of the three tests discussed below. It will be treated as a distribution if the U.S. holder satisfies none of the three tests discussed below.

     If the purchase of shares from a particular U.S. holder is treated as a sale, the shareholder will recognize capital gain or loss on the exchange in an amount equal to the difference between the shareholder’s tax basis in the shares sold and the aggregate offer price for the shares you sold less, if the shares were held in a trade or business or for the production of income, any stock transfer taxes that you paid or that were withheld from the offer price. Stock transfer taxes imposed on you but paid by us (other than through withholding from the offer price) would also be treated as a reduction in the amount you realized on the sale, but that reduction would be offset by an equal increase in the amount realized because we paid the tax for you. This capital gain or loss will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the date of our purchase pursuant to the offer. Certain limitations apply to the deductibility of capital losses by U.S. holders. A U.S. holder must calculate gain or loss separately for each block of shares that he or she owns. A U.S. holder may be able to designate which blocks and the order of such blocks of shares to be tendered pursuant to the offer.

     If the purchase of shares from a particular shareholder is treated as a distribution by us, the sum of the aggregate offer price for the shares purchased from the shareholder and any stock transfer taxes imposed on the shareholder and paid by us other than through withholding from the offer price (the “Aggregate Offer Price”) will be treated as a dividend, without being offset by the shareholder’s tax basis in the purchased shares, and taxed to the shareholder as ordinary income, to the extent of the shareholder’s pro rata share of our current or accumulated earnings and profits. If the Aggregate Offer Price exceeds the shareholder’s pro rata share of our current or accumulated earnings and profits, the excess will be treated as a non-taxable reduction in basis of the shareholder’s shares (but not below zero), and any portion of the excess remaining after the tax basis in the shares has been reduced to zero will be treated as a capital gain (long-term or short-term depending on whether the shares have been held for more than one year at the time of the distribution). Any stock transfer tax imposed on a shareholder and paid by or for the shareholder would be deductible by the shareholder for federal income tax purposes if the shares were held in a trade or business or for the production of income.

     Determination of Sale or Distribution Treatment. Our purchase of shares pursuant to the offer will be treated as a sale of the shares by a U.S. holder if:

•	as a result of the purchase, there is a “complete redemption” of the shareholder’s equity interest in Thomasville Bancshares;

•	as a result of the purchase, there is a “substantially disproportionate” reduction in the shareholder’s equity interest in Thomasville Bancshares; or

•	the receipt of cash by the shareholder is “not essentially equivalent to a dividend.”

     If none of these tests is met with respect to a particular U.S. holder, then our purchase of shares pursuant to the offer will be treated as a distribution.

     In applying the foregoing tests, the constructive ownership rules of Section 318 of the Internal Revenue Code apply. Thus, a U.S. holder is treated as owning not only shares actually owned by such shareholder but also shares actually (and in some cases constructively) owned by certain related entities and individuals. Pursuant to the constructive ownership rules, a shareholder will be considered to own shares owned, directly or indirectly, by certain members of the shareholder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the shareholder has an equity interest, as well as shares which the shareholder has an option to purchase.

     In addition, if a U.S. holder sells shares to persons other than us at or about the time the shareholder also sells shares pursuant to the offer, and the various sales effected by the shareholder are part of an overall plan to reduce or terminate such shareholder’s proportionate interest in Thomasville Bancshares, then the sales to persons other than us may, for federal income tax purposes, be integrated with the shareholder’s exchange of shares pursuant to the offer and, if integrated, should be taken into account in determining whether the shareholder satisfies any of the foregoing tests.

     Complete Redemption. A sale of shares pursuant to the offer will result in a “complete redemption” of a U.S. holder’s equity interest in Thomasville Bancshares, if, immediately after the sale, the shareholder owns, actually and constructively, no shares. In applying the “complete redemption” test, certain U.S. holders may be able to waive the application of constructive ownership through the family attribution rules, provided that these shareholders comply with the provisions of Section 302(c) of the Internal Revenue Code and applicable Department of Treasury regulations. If a U.S. holder desires to file such a waiver, the shareholder should consult his or her own tax advisor.

     Substantially Disproportionate. A sale of shares pursuant to the offer, in general, will be “substantially disproportionate” as to a U.S. holder if, immediately after the sale, the shareholder owns actually and constructively less than 50% of the total combined voting power of all classes of all Thomasville Bancshares stock entitled to vote and the percentage of the outstanding voting shares of Thomasville Bancshares that the shareholder then actually and constructively owns is less than 80% of the percentage of the outstanding voting shares of Thomasville Bancshares that the shareholder actually and constructively owned immediately before its sale of shares. In addition, the shareholder’s actual and constructive ownership of our common stock (whether voting or nonvoting) must also meet the 80% requirement of the preceding sentence (on an aggregate basis and by reference to fair market value).

     Not Essentially Equivalent to a Dividend. A sale of shares pursuant to the offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the selling U.S. holder’s proportionate interest in Thomasville Bancshares. The IRS has indicated in published rulings that any reduction in the percentage stock ownership of a shareholder whose relative stock ownership in a publicly held corporation is minimal (an interest of 1% or less should satisfy this requirement) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” A U.S. holder who intends to qualify for sale treatment by demonstrating that the proceeds received from us are “not essentially equivalent to a dividend” is strongly urged to consult his or her tax advisor because this test will be met only if the reduction in his or her proportionate interest in Thomasville Bancshares is “meaningful” given his or her particular facts and circumstances in the context of the offer.

     Consequences to Shareholders Who Do Not Sell Shares Pursuant to the Offer. Shareholders who do not sell shares pursuant to the offer will not incur any U.S. federal income tax liability as a result of the consummation of the offer.

     Backup Federal Income Tax Withholding. Payments in connection with the offer may be subject to “backup withholding” at a 30% rate. Under the U.S. federal income tax backup withholding rules, a shareholder may be subject to backup withholding at the rate of 30% with respect to a payment of cash pursuant to the offer unless the shareholder:

•	is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. shareholders) and, when required, demonstrates this fact; or

•	provides a correct TIN and certifies, under penalties of perjury, that he or she is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

     A U.S. holder that does not provide the Depositary with a correct TIN may also be subject to penalties imposed by the IRS.

     To prevent backup withholding and possible penalties, each shareholder should complete and sign the substitute IRS Form W-9 included in the Letter of Transmittal. In order to qualify for an exemption from backup withholding, a non-U.S. holder must submit a properly executed IRS Form W-8BEN to the Depositary. Any amount paid as backup withholding may be credited against the shareholder’s U.S. federal income tax liability.

     All shareholders are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of exchanging shares for cash pursuant to the offer in light of their own particular circumstances.

10.     PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     On July 1, 2002, we acquired Joseph Parker and Company, Inc. (“JPC”), an investment advisory firm located in Thomasville, Georgia. As part of the purchase price, we issued 55,000 shares of our common stock to the former shareholders of JPC. The primary purpose of this offer is to limit the amount of dilution to our shareholders resulting from our issuance of stock in the JPC acquisition.

     This offer will also provide an opportunity for our shareholders to:

•	realize in cash subject to proration at least a portion of their investment in Thomasville Bancshares by providing liquidity in an otherwise thinly traded public market for our common stock;

•	sell a portion of their shares while retaining a continuing equity interest in Thomasville Bancshares; and

•	sell shares for cash without the usual transaction costs associated with open market sales.

     In the view of our board of directors, the offer is a prudent use of our financial resources.

     Our purchase of shares pursuant to the offer will reduce the number of shares of our common stock that might otherwise trade publicly. During the first two quarters of 2002, a total of 15,600 shares were traded in the over-the-counter market. It is possible that, depending on the number of shares purchased in the offer, market activity in our common stock will be even less following the offer.

     Our common stock is registered under the Securities Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and to the SEC. We believe that our purchase of shares pursuant to the offer will not result in the shares ceasing to be subject to the periodic reporting requirements of the Securities Exchange Act.

     Shareholders who determine not to accept the offer will realize a proportionate increase in their relative ownership interest in Thomasville Bancshares, and thus in our future earnings, losses and assets, subject to our right to issue additional shares and other equity securities in the future. Shareholders may be able to sell non-tendered shares in the future at a net price higher than the purchase price in the offer. We can give no assurance, however, as to the price or prices at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by us in the offer.

     Our board of directors has authorized the offer. However, neither we nor our board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares, and neither has authorized any person to make any such recommendation. Shareholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender.

11. CERTAIN INFORMATION CONCERNING THOMASVILLE BANCSHARES.

     Our common stock trades on the over-the-counter bulletin board under the symbol “THVB.” Our principal offices are located at 301 North Broad Street, Thomasville, Georgia 31792, our telephone number is (229) 226-3300 and our facsimile number is (229) 225-1921.

     Where You Can Find More Information. We have filed a Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the offer. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of the information on file with the SEC at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and the SEC’s website located at www.sec.gov.

     Documents Incorporated By Reference. The SEC allows us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Offer to Purchase, except for any information superseded by information in this Offer to Purchase or in any document subsequently filed with the SEC which is also incorporated by reference. This Offer to Purchase incorporates by reference the documents set forth below, including the exhibits that these documents specifically incorporate by reference, that we have previously filed with the SEC. These documents contain important information about us and our financial performance.

•	Annual Report on Form 10-KSB for the year ended December 31, 2001;

•	Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2002 and June 30, 2002;

•	All reports and definitive proxy or information statements that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this Offer to Purchase and before the expiration date.

     You can obtain any of these documents from us or from the SEC’s public reference facility or web site at the addresses described above. These documents are available from us without charge, excluding any exhibits to those documents. You can obtain any of these documents by requesting them in writing at 301 North Broad Street, Thomasville, Georgia 31792, or by telephoning us at (229) 226-3300. Please be sure to include your complete name and address in your request. If you request any documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

12. INTERESTS OF DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS.

     The following table sets forth certain information as of July 31, 2002 with respect to ownership of our outstanding common stock by each of our directors and executive officers.

			Percent of
	Amount and Nature of		Outstanding
Name of Beneficial Owner	Beneficial Ownership(1)		Shares(2)

Charles A. Balfour	21,950	(3)	1.5%
Stephen H. Cheney	75,807	(4)	5.1%
David A. Cone	6,185	(5)	*
Charles E. Hancock, M.D.	27,458	(6)	1.9%
Charles H. Hodges, III	47,165	(7)	3.1%
Harold L. Jackson	14,145	(8)	1.0%
David O. Lewis	1,860	(9)	*
Charles W. McKinnon, Jr.	24,925	(10)	1.7%
Randall L. Moore	30,850	(11)	2.1%
Diane W. Parker	22,250	(12)	1.5%
Cochran A. Scott, Jr.	35,550	(13)	2.4%
Richard L. Singletary, Jr.	72,065	(14)	4.9%

*	Less than 1%.

(1)	Except as otherwise indicated, each person named in this table possesses sole voting and investment power with respect to the shares beneficially owned by such person. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within sixty days of the date hereof. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(2)	The percentages are based upon 1,480,000 shares outstanding, except for certain parties who hold presently exercisable options to purchase shares. The percentages for those parties who hold presently exercisable options are based upon the sum of 1,480,000 shares plus the number of shares subject to presently exercisable options held by them, as indicated in the following notes.

(3)	Includes 5,000 shares held by Mr. Balfour as custodian for his children and 950 shares earned pursuant to the directors’ deferred compensation plan. Mr. Balfour’s business address is P.O. Box 648, Thomasville, Georgia 31799.

(4)	Includes 722 shares held in Mr. Cheney’s wife’s individual retirement account, 30,000 shares held in Mr. Cheney’s father’s individual retirement account for the benefit of Mr. Cheney, 2,820 shares earned pursuant to the directors’ deferred compensation plan, and 2,931 shares earned pursuant to the bonus plan for executive officers. Mr. Cheney’ business address is P.O. Box 1999, Thomasville, Georgia 31799.

(5)	Includes 1,185 shares earned pursuant to the directors’ deferred compensation plan. Mr. Cone’s business address is P.O. Box 50, Thomasville, Georgia 31799.

(6)	Includes 1,470 shares earned pursuant to the directors’ deferred compensation plan. Dr. Hancock’s business address is P.O. Box 2968, Thomasville, Georgia 31799.

(7)	Includes 15,000 shares subject to presently exercisable stock options, 1,534 shares held by Mr. Hodges as custodian for his children, 2,490 shares earned pursuant to the directors’ deferred compensation plan, and 2,153 shares earned pursuant to the bonus plan for executive officers. Mr. Hodges’ business address is P.O. Box 1999, Thomasville, Georgia 31799.

(8)	Includes 1,145 shares earned pursuant to the directors’ deferred compensation plan. Mr. Jackson’s business address is P.O. Box 8230, Thomasville, Georgia 31758.

(9)	Includes 1,160 shares earned pursuant to the directors’ deferred compensation plan. Mr. Lewis’ business address is P.O. Box 643, Thomasville, Georgia 31799.

(10)	Includes 2,590 shares earned pursuant to the directors’ deferred compensation plan. Mr. McKinnon’s business address is P.O. Box 1196, Thomasville, Georgia 31799.

(11)	Includes 1,260 shares earned pursuant to the directors’ deferred compensation plan. Mr. Moore’s business address is Stall #44, State Farmers Market, Thomasville, Georgia 31792.

(12)	Shares are held in trust in the name of Central Memphis Company, c/o First Tennessee Bank Trust Division. Includes 850 shares earned pursuant to the directors’ deferred compensation plan. Ms. Parker’s business address is P.O. Box 1218, Thomasville, Georgia 31799.

(13)	Includes 24,000 shares held by Mr. Scott as custodian for his children and 1,550 shares earned pursuant to the directors’ deferred compensation plan. Mr. Scott’s business address is P.O. Box 679, Thomasville, Georgia 31799.

(14)	Includes 10,000 shares owned by Mr. Singletary’s wife and 4,489 shares held in Mr. Singletary’s wife’s individual retirement account and includes 2,800 shares earned pursuant to the directors’ deferred compensation plan. Mr. Singletary’s business address is 2131 N. Meridian Road, Tallahassee, Florida 32308.

     Although our directors and executive officers may participate in the offer on the same basis as our other shareholders, each of our directors and executive officers has advised us that he or she does not intend to participate in the offer. However, immediately following the completion of the offer, if our shareholders tender a total of less than the 55,000 shares we are offering to purchase, we may purchase a number of shares not to exceed such difference from certain of our directors and executive officers. Any such purchases will be made at the offer price of $20.00 per share.

     Mark Parker, the President and Chief Executive Officer of Joseph Parker & Co., Inc. (“JPC”), will be elected to our Board of Directors at the next board meeting in accordance with the terms of the agreement pursuant to which we acquired all of the stock of JPC in July 2002. Mr. Parker beneficially owns 28,000 shares, or 1.9%, of our common stock.

     Except as disclosed in this Offer to Purchase, based upon our records and upon information provided to us by our directors and executive officers, neither we nor, to the best of our knowledge, any of our directors or officers, nor any of the associates of any of the foregoing, has effected any transactions in the shares during the 60 days prior to the date of the offer.

13. TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR COMMON STOCK.

     Except for outstanding options to purchase shares granted to certain of our employees (including executive officers), and except as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or officers or any of the officers or directors of our affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or other option arrangements, puts or calls, guaranties of loan, guaranties against loss or the giving or withholding of any proxies, consents or authorizations).

14. FUTURE PLANS OF THOMASVILLE BANCSHARES.

     Although we have no other immediate plans to acquire additional shares of our common stock, we may in the future purchase additional shares in the open market, in private transactions, through additional tender offers or otherwise, subject to the approval of our board of directors. Future purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the offer. Rule 13e-4 of the Securities Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least 10 business days after the offer expires. Any future purchases by us will depend on many factors, including:

•	the market price of the shares;

•	the results of this offer;

•	our business and financial position; and

•	general economic and market conditions.

     Shares that we acquire in the offer will be restored to the status of authorized but unissued shares and will be available for us to issue without further shareholder action (except as required by applicable law) for all purposes, including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for the issuance of shares we purchase pursuant to the offer.

     Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation that is material to us;

•	any purchase, sale or transfer of a material amount of our assets;

•	any other material change in our corporate structure or business;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4)of the Securities Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act;

•	the acquisition by any person of our securities (other than through the exercise of stock options under our stock option plans), or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Thomasville Bancshares.

     In connection with our recent acquisition of JPC, Mark Parker, the President of JPC, will be elected as a director of Thomasville Bancshares at the next meeting of the Thomasville Bancshares Board of Directors.

15. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     To the best of our knowledge, there is no license or regulatory permit that appears to be material to our business and that might be adversely affected by our acquisition of shares pursuant to the offer, or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of shares pursuant to the offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While we do not currently intend to delay acceptance for payment of shares tendered pursuant to the offer pending the outcome of any matters, we cannot guarantee that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to our business or that certain parts of our business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

     Although we are authorized by Georgia law to purchase or redeem our own shares of capital stock, we may not do so if, after giving effect to the offer, (i) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if any, if we were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution; or (ii) we would not be able to pay our debts as they became due in the usual course of business.

     Based on our audited financial statements for the fiscal year ended December 31, 2001 and our unaudited financial statements for the fiscal quarter ended March 31, 2002 that were prepared in accordance with generally accepted accounting principles, and our familiarity with our business and operations and our management, our board of directors has determined that after giving effect to the offer (i) our total assets would be greater than the sum of our total liabilities plus the amount that would be needed if any if we were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution and (ii) we would be able to pay our debts as they become due in the usual course of our business.

16. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS.

     We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the offer is open by making a public announcement of the extension. We cannot guarantee, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that shares may be withdrawn as described in “Section 4. Withdrawal Rights.” We also expressly reserve the right, in our sole discretion:

•	to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Securities Exchange Act (which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer), to postpone payment for shares upon the occurrence of any of the conditions specified in “Section 6. Certain Conditions to the Offer,” by making a public announcement of the termination; and

•	at any time, or from time to time, regardless of the existence of any of the conditions specified in “Section 6. Certain Conditions to the Offer,” to amend the offer in any respect.

     Amendments to the offer may be effected by public announcement. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequently will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) under the Securities Exchange Act.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of material change is first published, sent or given. If we:

•	increase or decrease the price to be paid for shares or adds a dealer’s soliciting fee;

•	increase the number of shares being sought and any such increase exceeds 2% of the outstanding shares; or

•	decrease the number of shares being sought;

and the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given in the manner specified above, the offer will be extended until the expiration of such ten business day period.

17. FEES AND EXPENSES.

     Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.

     As compensation for acting as the Depositary in connection with the offer, SunTrust Bank will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the offer, including certain liabilities under the federal securities laws. We will reimburse custodians for customary handling and mailing expenses incurred by them in forwarding material to their customers.

18. MISCELLANEOUS.

     The offer is being made to all holders of shares of our common stock. We are not aware of any jurisdiction where the making of the offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant to the offer, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the offer. If, after this good faith effort, we cannot comply with any such state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits, pursuant to Regulation M-A under the Securities Exchange Act, furnishing certain additional information with respect to the offer. The Schedule TO and any amendments to it, including exhibits, may be inspected and copies may be obtained from the SEC in the manner set forth in “Section 11. Certain Information Concerning Thomasville Bancshares.”

September 6, 2002
Thomasville Bancshares, Inc.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for shares should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

THE DEPOSITARY FOR THE OFFER IS:

SUNTRUST BANK
1-800-568-3476

BY U.S. MAIL, OVERNIGHT DELIVERY OR HAND:	BY U.S. MAIL:
SunTrust Bank	SunTrust Bank
Stock Transfer Department	Stock Transfer Department
58 Edgewood Avenue	P.O. Box 4625
Room 225, Annex	Atlanta, Georgia 30302
Atlanta, Georgia 30303

     Any questions or requests for assistance may be directed to the Depositary at its addresses and telephone number set forth above. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may also be directed to the Depositary. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.